DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

Rachel Barnett
Chief Legal Officer

rachel.barnett@iextrading.com
iextrading.com

Investors Exchange, LLC
3 World Trade Center, 58th Floor
New York, NY 10007

June 30, 2022

U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F St., NE
Washington, DC 20549
TM-Marketsupervision@sec.gov

Re: Investors' Exchange LLC – Amendment No. 39 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Division of Trading and Markets:

Enclosed for your review is Amendment No. 39 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc., which includes the Execution Page to Form 1 as well as the following exhibit(s)[1]:

Exhibit A	
Exhibit B	
Exhibit C	
Exhibit D	
Addendum D-1	unaudited financial statements of IEX Group, Inc. for the fiscal year ending 12/31/2021
Addendum D-2	Statement in lieu of financial statements of IEX Services LLC
Addendum D-3	unaudited financial statements of IEX Ventures LLC for the fiscal year ending 12/31/2021
Addendum D-3a	unaudited financial statements of IEX Ventures LLC for the fiscal year ending 12/31/2021
Addendum D-3b	unaudited financial statements of IEX Ventures LLC for the fiscal year ending 12/31/2021
Addendum D-4	unaudited financial statements of TradeWind Markets, Inc. for the fiscal year ending 12/31/2021
Addendum D-5	unaudited financial statements of SWXTCH.IO LLC for the fiscal year ending 12/31/2021
Addendum D-6	Statement in lieu of financial statements of IEX DAP Group LLC
Addendum D-6a	Statement in lieu of financial statements of IEX DAP LLC
Addendum D-6b	Statement in lieu of financial statements of IEX DAP Services LLC

[1] This Amendment has been filed electronically based on and in accordance with the "Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns."

Rachel Barnett
Chief Legal Officer

rachel.barnett@iextrading.com
iextrading.com

Investors Exchange, LLC
3 World Trade Center, 58th Floor
New York, NY 10007

iex exchange | iex

Addendum D-7	Statement in lieu of financial statements of Digital Asset Communications LLC
Addendum D-8	Statement in lieu of financial statements of IEX DAX LLC
Exhibit I	
Addendum I-1	audited financial statements of Investors' Exchange LLC for the fiscal year ending 12/31/2021
Exhibit J	
Exhibit K	
Exhibit M	
Exhibit N	

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace the corresponding addenda currently on file with the Commission. Please contact me with any questions. Thank you.

Regards,

DocuSigned by:
Rachel Barnett
99E3C164A5A34F4...

Rachel Barnett
Chief Legal Officer
Enclosures

cc: Jeanette Jackson, Division of Trading and Markets; Marlene Olsen, Division of Trading and Markets

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/30/22	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   3 World Trade Center, 58th Floor, New York, NY 10007

22001173

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   (646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Rachel Barnett (Name) Chief Legal Officer (Title) (646) 343-2000 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Rachel Barnett, Chief Legal Officer
   3 World Trade Center, 58th Floor, New York, NY 10007
7. Provide the date applicant's fiscal year ends: 12/31/21
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/30/2022 (MM/DD/YY) Investors' Exchange LLC (Name of applicant)

By: DocuSigned by: Rachel Barnett 99E3C164A5A34F4... (Signature) ~~Rachel Barnett, Chief Legal Officer~~ (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ______________________ (Notary Public)

My Commission expires ______________ County of ________________ State of ________________________

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Based upon relief from Commission staff and difficulties arising from COVID-19, Investors' Exchange LLC is making this filing without notarization.

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

Investors' Exchange LLC

Date of filing: June 30, 2022

Date as of which the information is accurate: June 30, 2022

Exhibit A

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

Investors' Exchange LLC

Date of filing: June 30, 2022

Date as of which the information is accurate: June 30, 2022

Exhibit B

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

The IEX Rule Book is publicly available at https://iextrading.com/regulation.

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

Investors' Exchange LLC

Date of filing: June 30, 2022

Date as of which the information is accurate: June 30, 2022

Exhibit C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

Investors' Exchange LLC

Date of filing: June 30, 2022

Date as of which the information is accurate: June 30, 2022

<u>Exhibit D</u>

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Attached as Addendum D-1 are the unaudited financial statements of IEX Group, Inc. for the fiscal year ending 12/31/2021.

Attached as Addendum D-2 is statement in lieu of financial statements of IEX Services LLC.

Attached as Addendum D-3 are the unaudited financial statements of IEX Ventures LLC for the fiscal year ending 12/31/2021.

Attached as Addendum D-3a are the unaudited financial statements of IEX Cloud Services LLC for the fiscal year ending 12/31/2021.

Attached as Addendum D-3b are the unaudited financial statements of IEX Data Analytics LLC for the fiscal year ending 12/31/2021.

Attached as Addendum D-4 are the unaudited financial statements of TradeWind Markets, Inc. for the fiscal year ending 12/31/2021.

Attached as Addendum D-5 are the unaudited financial statements of SWXTCH.IO LLC for the fiscal year ending 12/31/2021.

Attached as Addendum D-6 is statement in lieu of financial statements of IEX DAP Group LLC.

Attached as Addendum D-6a is statement in lieu of financial statements of IEX DAP LLC.

Attached as Addendum D-6b is statement in lieu of financial statements of IEX DAP Services LLC.

Attached as Addendum D-7 is statement in lieu of financial statements of Digital Asset Communications LLC.

Attached as Addendum D-8 is statement in lieu of financial statements of IEX DAX LLC.

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

Addendum D-1

Unaudited financial statements of IEX Group, Inc.
for the fiscal year ending 12/31/2021

IEX Group, Inc. (Stand-alone)
Unaudited Statement of Financial Condition
December 31, 2021

ASSETS	
Cash and cash equivalents	$ 73,469,810
Property and equipment, net of accumulated depreciation of $20,311,214 and $15,571,116 at December 31, 2021 and 2020, respectively	15,682,797
Software development costs, net of accumulated amortization of $44,287,226 and $33,732,853 at December 31, 2021 and 2020, respectively	16,714,322
Investment in subsidiaries	51,501,201
Due from Subsidiaries	12,369,545
Deferred tax asset	7,153,500
Prepaid expenses	4,186,844
Other assets	2,124,836
Total assets	$ 183,202,855
LIABILITIES AND EQUITY	
Liabilities:	
Accounts payable	$ 1,606,712
Due to Subsidiaries	22,041
Due to Affiliate	659,264
Accrued expenses and other liabilities	17,148,062
Total liabilities	19,436,079
Stockholders' Equity	
Preferred stock - $0.01 par value, 5,020,882 shares authorized at December 31, 2021 and 2020	
Convertible Series A-1 - 375,000 shares issued and outstanding	3,750
Convertible Series B-1 - 2,440,000 shares issued and outstanding	24,400
Convertible Series C - 2,205,882 shares issued and outstanding	22,059
Common stock - $0.01 par value, 10,100,000 shares authorized,4,590,755 and 4,451,571 shares issued and outstanding as of December 31, 2021 and 2020, respectively	45,908
Treasury stock, 668,349 and 585,749 shares as of December 31, 2021 and 2020, respectively	(39,463,364)
Additional paid-in capital	176,144,639
Promissory notes receivable, related party	(1,699,023)
Accumulated deficit	28,688,407
Total Stockholders' Equity	$ 163,766,776
Total liabilities and stockholders' equity	$ 183,202,855

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

IEX Group, Inc. (Stand-alone)
Unaudited Statement of Income
For the Year Ended December 31, 2021

Revenues:	
Software licensing revenue	$ 3,600,000
Other Revenue	84,950
Interest income	79,676
Total revenues	3,764,626
Operating expenses:	
Employee compensation and benefits	1,915,268
Technology and communications	4,055
Depreciation and amortization	1,267,379
Professional fees	1,860,322
Rent and office	(133,647)
Other	68,354
Total expenses	4,981,731
Operating loss	(1,217,105)
Other income	
Loss on investments	(42,642)
Total other income (loss)	(42,642)
Loss before income taxes	
Income tax benefit	(1,395,562)
Net income	$ (2,655,309)

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

Addendum D-2

Statement in lieu of financial statements of IEX Services LLC

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

IEX Services LLC's financial statements have been omitted from Form 1, and are filed separately pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder.

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

Addendum D-3

Unaudited financial statements of IEX Ventures LLC
for the fiscal year ending 12/31/2021

IEX Ventures, LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2021

ASSETS		
Cash and cash equivalents	$	932,821
Loans receivable		177,142
Investment in Tradewind		8,509,362
Investment in subsidiaries		18,050,000
Total assets	$	27,669,326
LIABILITIES AND EQUITY		
Liabilities:		
Due to parent		25
Total liabilities		25
Stockholders' Equity		
Additional paid-in capital		2,400,000
Accumulated deficit		25,269,301
Total Stockholders' Equity	$	27,669,301
Total liabilities and stockholders' equity	$	27,669,326

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

IEX Ventures, LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2021

Revenues:		
Interest income	$	9,157
Total revenues		9,157
Operating expenses:		
Impairment on Notes		150,000
Other		1,266
Total expenses		151,266
Operating loss		(142,109)
Net loss	$	(142,109)

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

Addendum D-3a

Unaudited financial statements of IEX Cloud Services LLC
for the fiscal year ending 12/31/2021

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

IEX Cloud Services LLC
(A Wholly-Owned Subsidiary of IEX Ventures LLC)
Unaudited Statement of Financial Condition
December 31, 2021

ASSETS		
Cash and cash equivalents	$	35,466
Prepaid expenses		803,747
Property and equipment, net of accumulated depreciation		648,136
Intantigble assets		3,000,000
Other assets		270,002
Total assets	$	4,757,351
LIABILITIES AND EQUITY		
Liabilities:		
Due to parent	$	1,507,616
Due to Affiliate		324,954
Accounts payable		57,428
Accrued expenses and other liabilities		446,436
Total liabilities		2,336,434
Stockholders' Equity		
Accumulated deficit		2,420,917
Total Stockholders' Equity	$	2,420,917
Total liabilities and stockholders' equity	$	4,757,351

IEX Cloud Services LLC
(A Wholly-Owned Subsidiary of IEX Ventures LLC)
Unaudited Statement of Income
For the Year Ended December 31, 2021

Revenues:	
Subscription revenue	$1,740,270
Other Revenue	3,000,000
Total revenues	4,740,270
Cost of revenues:	
Revenue share fees	4,462
Payment processor fees	70,869
Total cost of revenues	75,331
Operating expenses:	
Employee compensation and benefits	4,154,777
Depreciation and amortization	2,790,967
Technology and communications	2,342,528
Rent and office	508,730
Professional fees	113,408
Marketing and travel	181,876
Other	62,410
Total expenses	10,154,696
Operating loss	(5,489,757)
Net loss	$ (5,489,757)

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

Addendum D-3b

Unaudited financial statements of IEX Data Analytics LLC
for the fiscal year ending 12/31/2021

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

IEX Data Analytics LLC
(A Wholly-Owned Subsidiary of IEX Ventures LLC)
Unaudited Statement of Financial Condition
December 31, 2021

ASSETS		
Cash and cash equivalents	$	283,694
Prepaid expenses		12,500
Property and equipment, net of accumulated depreciation		74,637
Total assets	$	370,831
LIABILITIES AND EQUITY		
Liabilities:		
Due to Affiliate		119,123
Due to parent		523,388
Total liabilities	$	642,511
Stockholders' Equity		
Accumulated deficit		(271,680)
Total Stockholders' Equity	$	(271,680)
Total liabilities and stockholders' equity	$	370,831

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

IEX Data Analytics LLC
(A Wholly-Owned Subsidiary of IEX Ventures LLC)
Unaudited Statement of Income
For the Year Ended December 31, 2021

Revenues:	
Subscription revenue	$257,700
Total revenues	257,700
Cost of revenues:	
Total cost of revenues	1,881
Operating expenses:	
Employee compensation and benefits	1,471,635
Depreciation and amortization	1,208,851
Rent and office	253,632
Technology and communications	680,804
Professional fees	785
Marketing and travel	10,134
Other	25
Total expenses	3,625,866
Operating loss	(3,370,047)
Net loss	$ (3,370,047)

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

Addendum D-4

Unaudited financial statements of TradeWind Markets, Inc.
for the fiscal year ending 12/31/2021

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

TradeWind Markets, Inc.
Unaudited Balance Sheet
December 31, 2021

Assets		
Cash	$	647,369
Accounts receivable		44,922
Prepaid & deposit		90,358
Other current assets		362,307
Property and equipment, net		21,895
Intangible assets, net		271,836
Other Assets		167,874
Total Asset	$	1,606,561
Liabilities and Stockholders' Equity		
Accounts Payable	$	377,283
Accrued Compensation & Benefits		62,405
Accrual & Other Current Liabilities		7,361
Accrued Professional Fees		74,400
Lease liabilities - current protion		-
PPP Loan		-
Notes Payable		734,879
Lease liabilities - non-current protion		-
Other Long Term Liability		32,289
Total Liabilities		1,288,618
Financing - Stocks not yet issued		-
Stockholders' Equity		
Common Stock, 30,000,000 shares authorized, 9,898,696 shares issued, $0.001 par		9,899
Preferred Stock, 11,766,972 shares authorized, 10,961,639 shares issued, $0.001 par		10,962
Additional Paid-In Capital		30,404,244
Retained Earnings		(30,107,161)
Total Stockholders' Equity		317,943
Total Liability & Stockholders' Equity	$	1,606,561

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

TradeWind Markets, Inc.
Unaudited Statement of Income (Loss)
For the year ended December 31, 2021

Revenue		
Rev from Settlement/Transactions	$	247,575
Revenue from Assets Held		69,359
Cost of revenue		(60,677)
		256,257
Operating Expenses		
Compensation	$	1,776,203
Employee benefits & insurance		289,529
Technology & communications		440,399
Professional fees		536,950
Marketing		40,120
General, administrative & other		83,330
Depreciation & amortization		345,917
		3,512,449
Operating Income (Loss)		(3,256,191)
Non-Operating Income (Expenses)		
Sublease Revenue		100,777
Interest earned		889
Other Income		(1,188)
R&D Tax Credit		523,654
PPP Loan		610,957
Gain/Loss on Sale of Equipment		141
Gain/Loss on Asset Written-off		(1,763)
Interest expense		(65,319)
		1,168,149
Net Income (Loss)	$	(2,088,042)

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

Addendum D-5

Unaudited financial statements of SWXTCH.IO LLC
for the fiscal year ending 12/31/2021

SWXTCH.IO LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2021

ASSETS		
Cash and cash equivalents	$	424,422
Prepaid expenses		10,229
Property and equipment, net of accumulated depreciation		867,231
Other assets		990
Total assets	$	1,302,872
LIABILITIES AND EQUITY		
Liabilities:		
Accounts payable	$	3,871
Due to parent		778,793
Due to Affiliate		220,818
Total liabilities		1,003,482
Stockholders' Equity		
Accumulated deficit		299,390
Total Stockholders' Equity	$	299,390
Total liabilities and stockholders' equity	$	1,302,872

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

SWXTCH.IO LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2021

Operating expenses:	
Employee compensation and benefits	$2,054,640
Professional fees	87,832
Rent and office	87,666
Depreciation and amortization	616,248
Technology and communications	138,999
Marketing and travel	17,434
Other	109
Total expenses	3,002,928
Operating loss	(3,002,928)
Net loss	$ (3,002,928)

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

Addendum D-6

Statement in lieu of financial statements of IEX DAP Group LLC

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

IEX DAP Group LLC was non-operational in 2021. Therefore, there are no financial statements for 2021.

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

Addendum D-6a

Statement in lieu of financial statements of IEX DAP LLC

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

IEX DAP LLC was non-operational in 2021. Therefore, there are no financial statements for 2021.

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

Addendum D-6b

Statement in lieu of financial statements of IEX DAP Services LLC

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

IEX DAP Services LLC was non-operational in 2021. Therefore, there are no financial statements for 2021.

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

Addendum D-7

Statement in lieu of financial statements of Digital Asset Communications LLC

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

Digital Asset Communications LLC was not formed until 2022. Therefore, there are no financial statements for 2021.

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

Addendum D-8

Statement in lieu of financial statements of IEX DAX LLC

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

IEX DAX LLC was not formed until 2022. Therefore, there are no financial statements for 2021.

Investors' Exchange LLC

Date of filing: June 30, 2022

Date as of which the information is accurate: June 30, 2022

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached as Addendum I-1 are the audited financial statements of Investors' Exchange LLC for the fiscal year ending 12/31/2021. Investors' Exchange LLC has no consolidated subsidiaries.

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

Addendum I-1

Audited financial statements of Investors' Exchange LLC
for the fiscal year ending 12/31/2021

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

INVESTORS' EXCHANGE LLC

(A Wholly-Owned Subsidiary of IEX Group, Inc.)

FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021
AND
INDEPENDENT AUDITORS' REPORT

****

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

Investors' Exchange LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Table of Contents

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member and Audit Committee of Investors' Exchange LLC

Opinion

We have audited the financial statements of Investors' Exchange LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2021, and the related statements of income, cash flows and changes in member's equity for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such

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procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Deloitte & Touche LLP

April 19, 2022

Investors' Exchange LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Financial Condition
December 31, 2021

Assets	
Cash	$ 32,270,055
Receivables from members	12,102,965
Notes receivable, net of allowance	7,136,636
Restricted cash	5,765,082
Receivables from exchanges	5,745,636
Due from affiliate	1,676,653
Capitalized software, net of depreciation	703,332
Due from parent	22,041
TOTAL ASSETS	$ 65,422,400
Liabilities and Member's Equity	
Liabilities:	
Due to parent	$ 9,334,340
Section 31 fees payable	7,769,684
Due to affiliate	2,643,387
Accrued and other liabilities	752,906
TOTAL LIABILITIES	20,500,317
Member's equity:	
Member's equity	44,922,083
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 65,422,400

See notes to financial statements

Investors' Exchange LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Income
For the Year Ended December 31, 2021

Revenues:	
Matched fees	$ 85,542,158
Regulatory transaction fees	35,488,163
Tape sharing	23,017,414
Routed fees	22,182,748
Other	1,183,500
Total revenues	167,413,983
Cost of revenues:	
Section 31 fees	35,473,810
Routing fees	21,419,181
Clearing fees	1,115,132
Other	2,412
Total cost of revenues	58,010,535
Total revenues, less cost of revenues	109,403,448
Operating expenses:	
Employee compensation and benefits	34,464,582
Software utilization fees	14,394,974
Technology and communications	10,791,676
Professional fees	7,646,372
Rent and office	6,628,929
Regulatory fees	2,558,010
Other	2,612,076
Sales and marketing costs	2,478,202
Total operating expenses	81,574,821
Net income	$ 27,828,627

See notes to financial statements

Investors’ Exchange LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities:		
Net income	$	27,828,627
Adjustments to reconcile net income to net cash provided by operating activities		
Allowance for bad debt on notes receivable		2,474,508
Changes in operating assets and liabilities:		
Receivables from members		4,696,347
Receivables from exchanges		307,562
Section 31 fees payable		(20,224,351)
Due from parent		(22,041)
Due from affiliate		(1,676,653)
Due to parent		4,489,600
Due to affiliate		(383,097)
Accrued and other liabilities		141,841
Net cash provided by operating activities		**17,632,343**
Cash flows from investing activities:		
Issuance of notes receivable		(6,337,669)
Capitalized software		(703,332)
Net cash used in investing activities		**(7,041,001)**
Cash flows from financing activities:		
Capital distributions		(21,000,000)
Net cash used in financing activities		**(21,000,000)**
Net decrease in cash and restricted cash		**(10,408,658)**
Cash and restricted cash at beginning of year		**48,443,795**
Cash and restricted cash at end of year	**$**	**38,035,137**
Reconciliation of cash and cash equivalents and restricted cash:		
Cash	$	32,270,055
Restricted cash		5,765,082
	$	38,035,137

See notes to financial statements

Investors' Exchange LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

Balance at December 31, 2020	$ 38,093,456
Capital distributions	(21,000,000)
Net income	27,828,627
Balance at December 31, 2021	$ 44,922,083

See notes to financial statements

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1. Organization and Nature of Business

Investors' Exchange LLC (the "Company") is a financial technology company that developed and operates an electronic market for the trading of listed equity securities in the United States (U.S.) The Company is a Delaware limited liability company and a wholly-owned subsidiary of IEX Group, Inc. ("Parent"). The Company was formed in 2014, approved by the Securities and Exchange Commission ("SEC") as a national stock exchange on June 17, 2016 and began business operations on August 19, 2016. On November 29, 2017, the SEC designated securities listed or authorized for listing on the Company as covered securities for purposes of Section 18(b) of the Securities Act, and SEC Rule 146.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include all accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Restricted Cash

Restricted cash represents the amount segregated for the SEC Section 31 fees. Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The company collects regulatory transaction fees from its members that are equal to the Section 31 fees. These fees are paid directly to the SEC. The Company holds the cash received on Section 31 fees until payment to the SEC on a semi-annual basis.

Receivables from Members and Exchanges

Receivables from members represent amounts owed to the Company by member firms for matched, routing, and regulatory fees. These receivables are collected through the National Securities Clearing Corporation ("NSCC"), a division of the Depository Trust Clearing Corporation ("DTCC"). Once received, the matched regulatory fee component

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of the receivable is transferred to the Company's Restricted Cash account. In circumstances where a specific member's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. Receivables from exchanges represent amounts owed to the Company by other exchanges for tape sharing revenue.

Notes Receivable

The Company has provided funding to various Consolidated Audit Trail ("CAT") entities in connection with responding to SEC Rule 613. This funding is recorded as notes receivable on the Statement of Financial Condition, net of allowance for credit losses.

Key terms of the CAT notes are: (1) they are non-interest bearing, (2) are payable on demand, if requested in writing by the holders of the notes representing at least two-thirds of the outstanding principal amount of indebtedness represented by all notes, and (3) any repayment shall be concurrent with a corresponding pro-rata repayment of all other notes.

The Company recognizes an allowance in Other expense when, based on all available information, it is probable that a loss has been incurred based on events and conditions existing at the date of the financial statements. See Note 4.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (or Accounting Standards Codification 606, ("ASC 606")). Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. The Company believes that the performance obligation is satisfied on the trade date for matched fees, routed fees, and regulatory transaction fees because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. These revenues represent variable consideration because they are based on the level of trading activity.

Revenue from contracts with customers includes matched fees, routed fees, and regulatory transaction fees. The Company's primary business is matching equity shares on its trading system for its members. Matched fees include shares matched on its trading system whereby shares whose price is $1.00 or greater are assessed an average charge of either 3 mils or 9 mils per share per side of the trade ($0.03 or $0.09 per 100 shares per side) depending on whether the order was displayed or non-displayed. For shares

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whose price is less than $1.00, a fee of 0.30% of the total notional value of the trade (shares x price) is assessed.

Routing fees include fees on orders routed to other venues on a cost-plus-1-mil basis ($0.01 per 100 shares). Routing services are provided by the Company's affiliate, IEX Services LLC, ("Affiliate" or "Services"). Services also passes through any and all market fees incurred at the away exchanges to the Company. The Company records these as Routed Revenue as well as Cost of Revenues on its Statement of Income.

Regulatory transaction fees represent Section 31 fees paid to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934. The Company records Regulatory transaction fees as revenues with a corresponding cost of revenue for Section 31 fees remitted to the SEC.

Other revenues consist primarily of revenue from trade reporting and tape sharing received from exchanges. Trade reporting and tape sharing represents variable consideration because the consideration is dependent upon activity on the exchange and is recognized over time as market data is consumed.

Cost of Revenues

The Company incurs routing, Section 31, clearing and other fees directly related to its revenue via a charge from Services. Routing fees are those charged by other national stock exchanges net of rebates. Section 31 fees are paid to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934. Clearing fees, charged by BofA Securities, Inc. to process and clear routed trades and Section 31 fees on routed trades, are both paid by Services and passed through to the Company via the Tri-Party Software License and Expense Sharing Agreement ("Tri-Party ESA").

Income Taxes

The Company is a single member limited liability company and is included in the income tax return filed by the Parent, which files as a C-corporation. No income tax provision is required to be recorded by the Company as it is a disregarded entity for tax purposes and not subject to tax.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. The amounts presented for financial assets and liabilities on the Statement of Financial Condition are carried at fair value or at amounts that, because of their short-term nature, the Company believes approximate current fair value.

The fair value of the Company's financial instruments is measured based on a three-level hierarchy:

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- Level 1 — quoted prices for identical assets or liabilities in active markets.
- Level 2 — observable inputs, other than quoted prices included in Level 1, for the asset or liability, or prices for similar assets and liabilities.
- Level 3 — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

All financial assets and liabilities are considered Level 2 under the fair value hierarchy, except for cash and restricted cash which is considered Level 1.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, *Measurement of Credit Losses on Financial Instruments*. The guidance provides for estimating credit losses on certain types of financial instruments by introducing an approach based on expected losses. For private companies, the ASU is effective for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact, if any, that the ASU will have on the Company.

In October 2021, FASB issued ASU No. 2021-07, Compensation – Stock Compensation (Topic 718) "Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards." The guidance aims at reducing the costs and complexity involved in determining the grant-date fair value of awards for private companies. The guidance is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company determined the adoption of the ASU will have no material impact on the financial statements.

3. Concentration of Credit Risk

Cash and Restricted Cash

The Company maintains cash and restricted cash balances at a financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate for each bank. At December 31, 2021, the Company had deposits at a financial institution in excess of FDIC limits of approximately $37.8 million.

4. Notes Receivable

CAT NMS, LLC and Thesys CAT LLC (collectively, "CAT1") were formed in response to SEC Rule 613 which requires the Self Regulatory Organizations ("SROs") to build a comprehensive database and audit trail of all order and trade data in equities and options activity in U.S. markets. The plan formed by the SROs contemplates that 75% of funding will be provided by the industry members and 25% by the SROs.

As of December 31, 2019, the Company had provided funding to CAT1, the previous plan administrator, in the form of promissory notes receivable of approximately $4.5 million.

Due to uncertainty concerning the ultimate collectability of the notes, the Company recorded an allowance against the overall amount receivable from CAT1 of approximately $4 million through December 31, 2019. During 2020, the Company fully reserved the total CAT1 notes receivable balance.

During 2019, FINRA was designated as the new plan processor. In connection, a new entity, Consolidated Audit Trail LLC (“CAT2”), was formed to continue the development of the database.

As of December 31, 2021, the Company has provided funding to CAT2 in the form of promissory notes receivable of approximately $10.7 million. The Company has recorded a total allowance against this amount as of December 31, 2021 equal to 33.3% of the notes or approximately $3.6 million. All reserve charges are included in Operating expenses - Other on the Statement of Income.

5. Related Party Transactions

Software License and Expense Sharing Agreement

Under the Tri-Party Software License and Expense Sharing Agreement (“Tri-Party ESA”) with Services and the Parent, the Company is required to reimburse each party on a monthly basis for expenses incurred on the Company's behalf. At December 31, 2021, the amount due to the Parent relating to the Tri-Party ESA was approximately $9.3 million. At December 31, 2021, the amount due to the Affiliate relating to the Tri-Party ESA was approximately $2.6 million.

As part of the Tri-Party ESA, the Company agreed to pay Services a monthly Router fee of $350,000 and to pay the Parent a monthly Software License Fee of $300,000. Additionally, the Parent charges the Company a monthly fee equal to the amortization of the capitalized software utilized by the Company. These three expenses compose the amount in Software utilization fees in the statement of income.

Investors' Exchange LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Notes to Financial Statements
December 31, 2021

For the year ended December 31, 2021, the Company's allocation of expenses from the Parent, according to the terms and conditions of the Tri-Party ESA, are shown below:

Employee compensation and benefits	$ 42,326,374
Software utilization fees	10,131,035
Professional fees	7,534,473
Technology and communications	6,912,659
Rent and office	6,628,929
Sales and Marketing	2,478,202
Other	139,442
	$ 76,151,114

For the year ended December 31, 2021, the Company's allocation of expenses from Services, according to the terms and conditions of the Tri-Party ESA, are shown below:

Routing fees	$ 21,419,181
Software utilization fees	4,200,000
Technology and communications	3,879,328
Section 31 fees	1,460,503
Clearing fees	1,115,132
Regulatory fees	112,869
	$ 32,187,013

The Company is reimbursed by Affiliates and Parent for costs relating to Employee compensation and benefits. At December 31, 2021, amounts due from Affiliates and Parent were approximately $1.7 million and $22,000, respectively.

For the year ended December 31,2021, the Company's allocation of Compensation and benefits expenses to the Parent and Affiliates is shown below:

Employee compensation and benefits	$ 7,861,791
	$ 7,861,791

Capital Distributions & Contributions

During 2021, the Company made capital distributions to the Parent totaling $21 million.

6. Share-Based Compensation

The Parent maintains the 2012 Equity Incentive Plan (the "Plan"), which was approved by the Parent's Board of Directors on June 27, 2012 and the Parent's Stockholders on

June 29, 2012. The plan permits the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to employees, directors and consultants. The Parent issues shares from authorized but unissued or reacquired Common Stock. The fair value of Restricted Stock Units ("RSUs") and options is based on the most recent valuation completed by the Parent on the date of grant and is recorded as compensation expense.

The Parent allocates stock compensation expense in addition to salary and benefit expenses to the Company through the Tri-Party ESA based upon services provided by the Parent's employees. During the year ended December 31, 2021, the Company incurred approximately $11.3 million in stock compensation expense which is recorded in Employee compensation and benefits on the Statement of Income.

7. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may be subject to various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a securities exchange. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Where available information indicates that it is probable a liability had been incurred at the date of financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any unknown matter will not result in any materially adverse effect on the Company's financial position, results of operations or cash flows.

In October 2020, the Company introduced a new order type to customers named D-Limit after receiving approval from the SEC to do so. Following the SEC's approval of the order-type, Citadel Securities LLC filed a lawsuit in the D.C. Circuit Court against the SEC challenging the approval. In November 2020, the Company filed a motion to join the case as an intervenor, and the motion was approved in December 2020. Briefing and oral arguments in the DC Circuit Court have been completed, and it is not possible at this time to predict the outcome of this case or to make an estimate of the adverse impact, if any, on the Company taken as a whole

Services uses BofA Securities, Inc., to clear its routed listed cash equity securities. BofA Securities Inc. guarantees the trade until one day after the trade date, after which time the National Securities Clearing Corporation ("NSCC") provides a guarantee. In the case of a failure to perform on the part on its clearing firm, the Company provides the guarantee to the counterparty to the trade. The Company believes that any potential requirement for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the financial statements for these guarantees.

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8. Subsequent Events

The Company has evaluated subsequent events through April 19, 2022, the date the financial statements were available to be issued, and have determined that there are no subsequent events requiring disclosures or adjustments to the financial statements.

Investors’ Exchange LLC

Date of filing: June 30, 2022

Date as of which the information is accurate: June 30, 2022

<u>Exhibit J</u>

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

Investors' Exchange LLC

Date of filing: June 30, 2022

Date as of which the information is accurate: June 30, 2022

Exhibit K

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Investors' Exchange LLC is 100% owned by IEX Group, Inc. ("IEXG"). IEXG is a privately-held corporation. IEXG is the sole stockholder of the Exchange, and acquired its interest in the Exchange on May 13, 2014. IEXG exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

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Investors' Exchange LLC

Date of filing: June 30, 2022

Date as of which the information is accurate: June 30, 2022

<u>Exhibit M</u>

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. **Name;**
2. **Date of election to membership or acceptance as a participant, subscriber or other user;**
3. **Principal business address and telephone number;**
4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);**
5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary, trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and**
6. **The class of membership, participation or subscription or other access.**

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.

DocuSign Envelope ID: 4BFF13D5-789A-4CBE-8D7A-5450B93E6EEC

Investors' Exchange LLC

Date of filing: June 30, 2022

Date as of which the information is accurate: June 30, 2022

<u>Exhibit N</u>

Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**
2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**
3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and**
4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.